

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

Eduardo Bravo Fernandez de Araoz
Oculis Holding AG
Bahnhofstrasse 7
CH-6300
Zug, Switzerland

**Re: Oculis Holding AG**
**Amendment No. 4 to Registration Statement on Form F-4**
**Exhibit Nos. 10.8, 10.9, 10.11 and 10.12**
**Filed February 1, 2023**
**File No. 333-268201**

Dear Eduardo Bravo Fernandez de Araoz:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance